26 March 2015

National Grid and Statnett Agree to
Proceed with UK-Norway Interconnector

National Grid announces that it is, today, intending to sign an ownership agreement with Statnett SF, the operator and main owner of the Norwegian electricity transmission system, for the proposed “NSN link” electricity interconnector project.

The 730 km interconnector between the UK and Norway will be the first electricity link between the two countries, with a planned capacity of 1,400 MW – enough to meet the needs of around 750,000 homes. The estimated cost of the project is around €2bn, with the investment to be shared between National Grid and Statnett.

Contracts to build the NSN Link are expected to be awarded during the summer, with the construction phase to begin in 2015. National Grid expects the link to be operational early in the next decade.

National Grid has made participation in interconnector projects a strategic priority for the Group. In addition to having the potential to provide attractive growth, returns and long-term earnings benefits, interconnectors have the capability to add significant additional flexibility in managing the GB energy market. A recent study, supported by National Grid, highlighted that 4-5GW of additional new interconnector capacity should materially reduce the wholesale price of electricity in the UK, providing an annual benefit of around £1bn and helping to reduce consumer bills. Together with the new Nemo Link interconnector to Belgium, announced in February, the NSN link should add 2.4GW of capacity when completed.

Steve Holliday, Chief Executive of National Grid, commented: “Interconnectors have an increasingly important role to play in supporting security of supply for us and our neighbours in a cost effective manner and in helping to lower wholesale prices for consumers. The NSN link will also allow the UK to access low-carbon energy from Norway’s hydro-electric power stations, helping us to meet the challenge of greener, affordable energy.”

CONTACTS

Investors

John Dawson	+44 20 7004 3170
Andy Mead	+44 20 7004 3166

Media

Chris Mostyn	+44 (0)20 7004 3149
Isobel Rowley	+44 (0)1926 655275

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and controls); and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.